

LINKBANCORP INC.

FIRST QUARTER 2024

May 2024

Nasdaq: LNKB
ir.linkbancorp.com



IMPORTANT INFORMATION / DISCLAIMERS

LINKBANCORP, Inc. (Nasdaq: LNKB) ("LINKBANCORP" or the "Company") is the parent company of LINKBANK (the "Bank").

Company and Bank data reflect the November 30, 2023 effective date of Partners Bancorp, Inc. ("Partners") with and into the Company and the merger of Partners Bancorp's the Bank of Delmarva & Virginia Partners Bank subsidiaries with and into LINKBANK (the "Merger"). Given that the Merger with Partners was completed on November 30, 2023, fourth quarter 2023 results do not represent a full quarter of comparable combined earnings. Reported results prior to the fourth quarter of 2023 reflect legacy LINKBANCORP results only.

Financial data for the most recent quarter ("MRQ") and last twelve months ("LTM") is for periods ended March 31, 2024.

Market-pricing data is as of April 29, 2024 (Source: S&P Capital IQ Pro).

Forward looking statements:

This presentation may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of current or historical fact and involve substantial risks and uncertainties. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions can be used to identify forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: costs or difficulties associated with newly developed or acquired operations; risks related to the integration of the Merger with Partners; changes in general economic trends, including inflation and changes in interest rates; increased competition; changes in consumer demand for financial services; our ability to control costs and expenses; adverse developments in borrower industries and, in particular, declines in real estate values; changes in and compliance with federal and state laws that regulate our business and capital levels; our ability to raise capital as needed; and the effects of any cybersecurity breaches. The Company does not undertake, and specifically disclaims, any obligation to publicly revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law. Accordingly, you should not place undue reliance on forward-looking statements.

Disclosures regarding non-GAAP financial information:

To the extent that supplemental Company or Bank financial metrics presented herein are not financial measures under generally accepted accounting principles ("GAAP"), these non-GAAP metrics will be reconciled with comparable GAAP measures in the appendix to this presentation. Management may use non-GAAP measures in the analysis of the performance of the Company or the Bank, and they should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.

MID-ATLANTIC GROWTH FRANCHISE



LINKBANCORP INC.

LINKBANK is a premier Mid-Atlantic community bank, serving clients throughout central and southeast Pennsylvania, Maryland, Delaware, northern Virginia, and New Jersey.

- **Organized in 2018** with acquisition and recapitalization of distressed Stonebridge Bank
- **High quality** talent, strong culture & **relationship-oriented** business model
- **Core focus** on organic growth and improving profitability through **operating leverage**

NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
Harrisburg
Philadelphia
LANCASTER REGION
Baltimore
NORTHERN VIRGINIA REGION
CENTRAL REGION
DELMARVA REGION
Washington D.C.
FREDERICKSBURG REGION

M&A HISTORY

ACQUIROR BANK	TARGET BANKS	TRANSACTION ANNOUNCE DATE	TRANSACTION CLOSE DATE	TARGET TOTAL ASSETS AT ANNOUNCE
1. LINKBANCORP INC.	Stonebridge Bank	6/26/2018	10/5/2018	$58 M
2. LINKBANCORP INC.	The Gratz Bank	12/10/2020	9/18/2021	$437 M
3. LINKBANCORP INC.	Virginia Partners Bank; Maryland Partners Bank (A Division of Virginia Partners Bank); The Bank Of Delmarva	2/22/2023	11/30/2023	$1.6 B



LNKB FINANCIAL HIGHLIGHTS			
Total Assets	$2.78 B	Market Capitalization	$247.24 M
Total Loans	$2.25 B	Dividend Yield	4.60%
Total Deposits	$2.39 B	Insider Ownership	33.5%
ROA (MRQ, annualized)	0.86%		
ROE (MRQ, annualized)	8.63%		
ROTCE* (MRQ, annualized)	12.48%		

Company data as of most recent quarter 3/31/24 ("MRQ") end and market data as of April 29, 2024. *Refer to appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measures





SEASONED EXECUTIVE TEAM

20+ YEAR HISTORY OF WORKING TOGETHER IN THE MID ATLANTIC REGION

LINKBANCORP INC.

ANDREW SAMUEL - *CEO | LINKBANCORP & LINKBANK*

- Long track record of industry success
- Been involved in M&A of more than 10 companies with aggregate deal value surpassing $1.5 billion
- Successfully transitioned private community banks to public companies on NASDAQ
- Demonstrated track record of value creation: Waypoint Financial (PA), Tower Bancorp (PA), Sunshine Bancorp (FL)



CARL LUNDBLAD - *President | LINKBANCORP*

- 27 years of banking, legal and other executive experience
- Extensive bank executive experience overseeing M&A, strategy development, regulatory and governance matters
- Strong transaction and value creation history, overseeing sales of Tower Bancorp and Susquehanna Bancshares



BRENT SMITH - *President | LINKBANK*

- Consistent leader in growth initiatives with 19 years of banking experience
- Been involved in M&A of more than 5 companies with aggregate deal value surpassing $700 million
- Led on transformational acquisitions, private placements, debt issuances and branch acquisitions



TIFFANIE HORTON - *Chief Credit Officer | LINKBANCORP*

- 20 years of bank credit administration and portfolio management experience also includes Susquehanna Bank, Sovereign Bank, an d Waypoint Financial
- Experience in development and maintenance of commercial loan portfolios for more than 6 M&A transactions
- Named to Next 2021: Most Powerful Women in Banking by American Banker magazine



KRISTOFER PAUL - *CFO | LINKBANCORP*

- 21 years of banking and financial services industry experience
- Oversaw financial reporting and accounting of various public companies, including Hersha Hospitality Trust and Tower Bancorp
- Involved in transactions totaling over $700M



DEE BONORA - *Chief Operations and Technology Officer | LINKBANCORP*

- Strong background in bank operations, data management and systems architecture
- Record of value creation through efficiencies, bringing a wealth of technology and software engineering experience
- 29 years of technology experience in highly regulated industries also includesOrrstown Bank and Rite Aid Corp



GROWTH IN TOTAL ASSETS*
($ IN MILLIONS)

2018	$84
2019	$234
2020	$424
2021	$933
2022	$1,164
2023	$2,669

GNBF merger

PTRS merger

2018
Closed acquisition of Stonebridge Bank - Total assets were $83.7 million

JAN 2019
Completed $45.5 million common stock private placement

JUNE 2019
Opened Client Solutions Centers in Camp Hill and Lancaster

FALL 2020
Raised $5.0 million common stock private placement and issued $20.0 million in subordinated debt

DEC 2020
Crossed over $400 million in total assets

2020 YEAR END
Announced our strategic merger with GNBF

SEPT 2021
Completed merger with GNBF

2021 YEAR END
Total assets at Dec 31, 2021 were $932.8 million and the Company achieved $788,000 in quarterly net income

JAN 2022
Hired Regional Presidents for the York/Lancaster & Delaware Valley Regions

APRIL 2022
Completed a $20.0 million sub debt capital raise

SEPT 2022
Completed Initial Public Offering, raising net proceeds of $34.7 million

FEB 2023
Announced transformational merger with PTRS

FEB 2023
Raised $10.0 million common stock private placement

NOV 2023
Completed merger with PTRS

*Measured as of 12/31

DIFFERENTIATED BRAND & CULTURE

LINKBANCORP INC.

The LINKBANCORP corporate culture is a differentiating factor in the Company's demonstrated growth and ability to gain market share.



Central to the LINKBANCORP culture and brand are the core "L-I-N-K" values, which support the mission of positively impacting lives.



In pursuit of the mission, LINKBANCORP:

- Invests in the development of strong future leaders for the banking industry and our communities
- Contributes to economically and socially flourishing communities
- Seeks to demonstrate the continued viability of and integral role of community banking for our economic and social development



Our well-defined brand reflects a purpose-driven, entrepreneurial and relational organization that is highly responsive to client needs and attracts best-in-class bank professionals.



Our focus on culture and brand supports:

- Enhanced productivity
- Lower employee turnover
- Consistent brand experience
- High customer loyalty









L — PASSION FOR WHAT YOU DO. — **LIVE**

I — BE TRUTHFUL AND TRUSTWORTHY. — **INTEGRITY**

N — PURSUIT OF AUTHENTIC RELATIONSHIPS. — **NURTURE**

K — SEEK TO LISTEN FIRST. — **KNOWLEDGE**







MARKET FOCUS: PENNSYLVANIA & NEW JERSEY

LINKBANCORP INC.

NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
LANCASTER REGION
Harrisburg
Philadelphia
81
476
78
76
95

BRENT SMITH
Market Leader & LINKBANK President

Joined LINKBANK at its 2018 inception. More than 15 years of Pennsylvania banking experience and nearly two decades in the industry.

- 13 Pennsylvania and New Jersey client solution centers
- Regions including its West Chester office in the state's highest-household-median income county, Chester County.
- High-growth regions, such as the Delaware Valley suburbs of Philadelphia, complement stable, diverse Central Pennsylvania communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in serving multi-generational businesses and entrepreneurs in a wide range of industries, professional services firms, health care providers, and commercial real estate owners and operators.

DEPOSITS** AT 3/31/24



$311 M 37%
$102 M 12%
$181 M 22%
$240 M 29%
Checking - 37%
Savings - 12%
Money Market - 22%
CD - 29%

** Does not include brokered deposits or professional services deposits

TOTAL LOANS* AT 3/31/24



$115 M 10%
$115 10%
$119 11%
$297 27%
$179 16%
$225 M 20%
$67 M 6%
Commercial - 10%
Construction - 10%
CRE - Multifamily - 11%
CRE - Owner Occupied - 27%
CRE - Non-Owner Occupied - 16%
Residential - 20%
Other - 6%

* Does not include purchase accounting

$109 THOUSAND
2024 Average Household Income

2,903,481
Population in 2024

2.48%
Estimated population change in PA markets from 2024 -2029 compared to the Pennsylvania estimate of 0.70%

1.97%
Estimated population change in NJ markets from 2024 -2029 compared to the New Jersey estimate of 1.50%

Market includes the following counties: Cumberland, Dauphin, Schuylkill, Chester, Lancaster, Northumberland, York, Burlington, and Camden

Source: S&P Capital IQ Pro

MARKET FOCUS: MARYLAND & DELAWARE



CENTRAL REGION

DELMARVA REGION

Baltimore

Washington D.C.



JOHN BREDA
Maryland & Delaware Market CEO

Joined LINKBANK through merger with Partners, where he served as President & CEO, and subsidiary the Bank of Delmarva. More than 29 years of Maryland and Delaware banking experience and 38 years of industry experience.

- 12 Maryland and Delaware client solution centers
- High-growth regions, including the Central Maryland Baltimore-Washington corridor and Annapolis, complement Delmar Peninsula communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in tourism, real estate development, hospitality and small family-owned businesses.

DEPOSITS** AT 3/31/24



- $211 M 30%
- $311 M 44%
- $53 M 7%
- $134 M 19%

- Checking - 44%
- Savings - 19%
- Money Market - 7%
- CD - 30%

TOTAL LOANS* AT 3/31/24



- $21 M 2%
- $147 M 18%
- $55 M 6%
- $55 M 7%
- $255 31%
- $57 7%
- $237 29%

- Commercial - 6%
- Construction - 7%
- CRE - Multifamily - 7%
- CRE - Owner Occupied - 29%
- CRE - Non-Owner Occupied - 31%
- Residential - 18%
- Other - 2%

$116 THOUSAND
2024 Average Household Income
862,885
Population in 2024
3.01%
Estimated population change in MD markets from 2024 -2029 compared to the Maryland estimate of 1.75%
8.55%
Estimated population change in DE markets from 2024 -2029 compared to the Delaware estimate of 4.27%

Market includes the following counties: Sussex, Wicomico, Charles, Worcester and Anne Arundel

Source: S&P Capital IQ Pro

** Does not include brokered deposits or professional services deposits

* Does not include purchase accounting

MARKET FOCUS: VIRGINIA



NORTHERN VIRGINIA REGION

FREDERICKSBURG REGION



ADAM NALLS
Virginia Market CEO



DAVID TALEBIAN
Virginia Market President

Joined LINKBANK through the merger with Partners subsidiary Virginia Partners Bank. They each have more than 15 years of Virginia banking experience and almost two decades in the industry.

- 4 Virginia client solution centers
- High-growth regions, including Fairfax County and the Washington metropolitan area of Northern Virginia, complement growing, diverse Fredericksburg-area communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in government contracting, professional services, industry, medical, and technology.

DEPOSITS** AT 3/31/24



- Checking - 34%
- Savings - 8%
- Money Market - 39%
- CD - 19%

TOTAL LOANS* AT 3/31/24



- Commercial - 14%
- Construction - 14%
- CRE - Multifamily - 5%
- CRE - Owner Occupied - 19%
- CRE - Non-Owner Occupied - 20%
- Residential - 28%
- Other - <1%

$150 THOUSAND
2024 Average Household Income
1,320,206
Population in 2024
4.47%
Estimated population change in current markets from 2024 -2029 compared to the Virginia estimate of 3.00%

Market includes the following counties: Fredericksburg (City), Spotsylvania and Fairfax

Source: S&P Capital IQ Pro

*** Does not include brokered deposits or professional services deposits*

* Does not include purchase accounting

EXECUTING A BRANCH-LITE STRATEGY



EXECUTING ESTABLISHED STRATEGY TO MAINTAIN A BRANCH-LITE MODEL THAT TAKES FULL ADVANTAGE OF:

- LINKBANCORP's organic growth engine, strategically located regional Client Solutions Centers with no teller lines and 3-4 FTEs, and innovative technology.

AT THE END OF Q1 2024, LINKBANCORP:

- Maintained 29 client solutions centers, reflecting the November 2023 combination of LINKBANCORP's 10 full-service offices with Partners 19 branches, through the Merger.

DURING 2024, LINKBANCORP INTENDS TO:

- Close three client solution centers in Pennsylvania and Maryland, as announced in March 2024.
- Implement optimized client solution center operating hours.
- Relocate and convert the Annapolis MD loan production office into a full-service client solutions center by year end, enhancing growth initiatives and capabilities in Central Maryland.

ONGOING, LINKBANCORP INTENDS TO:

- Continuously evaluate its retail operations for opportunities to leverage and optimize efficiencies while maintaining its commitment to providing exceptional service to the customers and communities it serves.
- Target average deposits per client solutions center of at least $100 million.



AVERAGE DEPOSITS PER CLIENT SOLUTIONS CENTER
($000s at Period End)

Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q1 Pro Forma*	Target
$87,674	$91,446	$97,479	$96,677	$75,140	$77,220	$86,130	$100,000+

*Pro forma for the effect of the closure of three branches announced in March 2024 and the conversion of the Annapolis loan production office into a full service client solutions center by the end of 2024.

FIRST QUARTER 2024


LINKBANCORP INC.

4.03%	0.86%	8.63%	12.48%	72.33%	$7.18	$5.00	$0.15
Net Interest Margin	Return on Assets	ROE	ROTCE*	Efficiency Ratio	BVPS	TBVPS*	Earnings per Share

FIRST QUARTER 2024 HIGHLIGHTS**

- Total assets increased $114.9 million to $2.78 billion at March 31, 2024

- Cash and cash equivalents increased to $172.3 million at March 31, 2024 compared to $80.2 million at December 31, 2023

- Total deposits increased $87.6 million over the quarter to $2.39 billion

- Net interest margin expanded 48 basis points to 4.03% for the first quarter of 2024

- Net income equaled $5.73 million with adjusted pre-tax pre-provision net income of $7.42 million for the first quarter*

- Annualized return on assets increased to 0.86% for the quarter ending March 31, 2024

INCOME STATEMENT

$24.9 million in net interest income

Noninterest income - $1.7 million

Net income of $5.7 million and adjusted net income* of $5.8 million for the first quarter

EPS of $0.15 per share and adjusted EPS* of $0.16 per share

BALANCE SHEET

$2.25 billion gross loans

$23.8 million allowance for credit losses - loans

$2.39 million total deposits, including $653.7 million in noninterest bearing deposits (27.4%)

*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

**Balance Sheet comparison between March 31, 2024 and December 31, 2023 and various comparison between Q1 2024 and Q1 2023.

REVENUE & EARNINGS

LINKBANCORP INC.

FIRST QUARTER 2024

Net Interest Income	$24.8 million	Net Income	$5.7 million
Noninterest Income	$1.7 million	Adjusted Net Income*	$5.8 million
Diluted EPS	$0.15	Adjusted EPS*	$0.16

ADJUSTED NET INCOME*



GAAP Comparisons					
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Net Income ($000s)	(1,553)	1,347	1,772	(12,997)	5,726
EPS ($)	(0.10)	0.08	0.17	(0.56)	0.15

NET INTEREST INCOME ($000s)



ADJUSTED PRE-TAX PRE-PROVISION NET INCOME* ($000s)



*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

12

NET INTEREST MARGIN

FIRST QUARTER 2024 HIGHLIGHTS*

- Yield on loans increased 45 basis points quarter over quarter to 6.48%

- Yield on securities increased quarter over quarter by 56 basis points to 4.66%

- Cost of deposits held relatively flat, increasing 2 basis points quarter over quarter to 2.11%



COST OF DEPOSITS



NET INTEREST MARGIN



YIELD ON LOANS VS COST OF FUNDS

*Comparisons between Q1 2024 to Q4 2023

NONINTEREST EXPENSE

LINKBANCORP INC.

- Announced closing 3 branches anticipated as of June 30, 2024

- 14% reduction in headcount since the closing of the merger with Partners

- Continuing to evaluate branch network and operational efficiencies, including branch hour initiatives

NONINTEREST EXPENSE ($000's)	Q1 2024	Q4 2023	Q1 2023
Salaries and employee benefits	11,118	8,262	4,120
Occupancy	1,578	911	707
Equipment and data processing	1,826	1,201	693
Professional fees	748	536	381
FDIC insurance	352	198	159
Bank Shares Tax	591	323	278
Intangible amortization	1,206	484	61
Merger & system conversion related expenses	56	9,496	587
Other	1,775	874	751
Total noninterest expense	**19,250**	**22,285**	**7,737**

SALARIES & EMPLOYEE BENEFITS / ADJUSTED NONINTEREST EXPENSE *



ADJUSTED NONINTEREST EXPENSE (ANNUALIZED) / AVERAGE ASSETS*



ADJUSTED EFFICIENCY RATIO*



*See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

VALUABLE CORE DEPOSIT FRANCHISE



FIRST QUARTER 2024 DEPOSIT TRENDS

- Cost of deposits was 2.11% for the first quarter

- 27.4% of total deposits are noninterest bearing deposits.
  - Expected to continue comparing favorably to $2B-$5B asset commercial bank peers

DEPOSITS
$000s AT PERIOD END



PROFESSIONAL SERVICES DEPOSIT TRENDS

- Made up of primarily Title Insurance Companies and Law Offices

- Average deposits of $171.8 million for the first quarter of 2024

- 724 accounts at March 31, 2024 compared to 677 accounts at December 31, 2023

- Total deposits of $221.2 million at March 31, 2024

- Average weighted cost of 2.19%

PROFESSIONAL SERVICES DEPOSITS



DEPOSIT COMPOSITION



IN-MARKET, WELL-BALANCED LOAN PORTFOLIO

LINKBANCORP INC.

FIRST QUARTER 2024 LOAN PORTFOLIO TRENDS

- Average yield on loans of 6.48%

- There is no concentration of commitments over 10%

- Total commercial loan commitments for the first quarter of $77.0 million with funded balances of $45.2 million.

- Average commercial loan commitment originated during the first quarter of approximately $664 thousand with the average outstanding funded balance of $390 thousand.



LOAN PORTFOLIO
AT 3/31/24

- ■ Construction - 9%
- ■ C&I - 10%
- ■ Multifamily - 8%
- ■ Owner occupied CRE - 22%
- ■ Non-owner occupied CRE - 26%
- ■ Residential -21%
- ■ Other* - 4%

Includes consumer, agriculture, municipal, and other



LOANS BY MARKET**
AS OF 3/31/24

- ■ MD / DE
- ■ PA / NJ
- ■ VA

Does not include purchase accounting

OFFICE PORTFOLIO:

- Total office is approximately 7% of the entire portfolio

- Average LTV of approximately 60%

- Largest office loan = $7.7 million

- Approximately 85% of the office portfolio has personal guarantees

- Typical property types are small office buildings in non-urban markets within the Bank's footprint

LINKBANCORP INC.

ALLOWANCE FOR CREDIT LOSSES - LOANS



Allowance ($000s) — ACLL / Total Loans

ACLL / NONPERFORMING ASSETS



NPAS & NPLS



NPLs / Total Loans — NPAs / Total Assets

NCOS ($000's)



CAPITAL MANAGEMENT AND LIQUIDITY

- Committed to a quarterly dividend of $0.075 per share of common stock through the merger with GNB Financial in 2020

- Capital ratios anticipated to increase with earnings growth trajectory

- $172.3 million cash & cash equivalents at March 31, 2024

- Total available funding of $869.0 million at March 31, 2024



AVAILABLE SOURCES OF LIQUIDITY
($ millions, MRQ End)

Total Availability	$869.0
Cash & Equivalents	$172.3
Marketable Securities	$120.1
FHLB & Fed Discount Window	$414.1
Wholesale Deposit Capacity*	$90.5
Fed Funds Lines	$72.0

Brokered capacity is calculated as 10% of total deposits, less current outstanding brokered



CAPITAL RATIOS - MARCH 31, 2024

	LNKB	Well-Capitalized Regulatory Minimum
Bank Tier 1 Leverage	9.23%	5.0%
Bank Common Tier 1	10.24%	6.5%
Bank Tier 1 Risk Based	10.24%	8.0%
Bank Total Risk Based	11.04%	10.0%
Company TCE/TA**	6.91%	

■ Capital Ratios MRQ End LNKB ■ Capital Ratios MRQ End Well-Capitalized Regulatory Minimum

**See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

2024 OUTLOOK



Targeted loan growth between 5% – 10% for 2024

Self-funding loan growth with organic deposit growth, with a targeted loan to deposit ratio between 95% - 100%

Net Interest Margin expectation slightly above 4% for the full year 2024 (assumes no rate cuts in 2024)

Goal of 1.10% ROA for 2024

Targeting noninterest expense to average assets of 2.60% - 2.65%

Assume effective tax rate of 21.5%

INVESTMENT RATIONALE

 Seasoned executive team, led by Andrew Samuel, has significant experience and success with building, operating and creating shareholder value in the markets of focus

 Strong funding franchise coupled with best-in-class loan growth engine implementing a branch-lite model

 Focused organic growth strategy, uniquely positioned in the attractive and coveted mid-Atlantic market (Harrisburg > Philadelphia > Baltimore > D.C. corridor)

 Nimble and innovative tech operating platform focused on modular architecture and cloud-based infrastructure

 Highly opportunistic M&A strategy with disciplined acquisition criteria

 Disciplined underwriting & robust enterprise risk management

 Strong alignment with shareholder returns – 33.5% insider ownership



THANK YOU!

CONTACT US:

NICOLE DAVIS
Corporate & Investor Relations Officer

IR@linkbancorp.com | (717) 803-8895



LINKBANCORP INC.



APPENDIX



Return on Tangible Common Equity

	For the Three Months Ended
(Dollars in thousands)	3/31/2024
Net income	$ 5,726
Average shareholders' equity	266,796
Adjustments:	
Goodwill	(56,968)
Other intangible assets	(25,309)
Average tangible common equity (Non-GAAP)	$ 184,519
Return on tangible common equity (annualized) (Non-GAAP)	**12.48%**

NON-GAAP RECONCILIATION



Tangible Common Equity and Tangible Book Value

	3/31/2024	12/31/2023	9/30/2023	6/30/2023	3/31/2023
Tangible Common Equity		(Dollars in thousands, except for share data)			
Total shareholders' equity	$ 268,243	$ 265,796	$ 141,351	$ 142,452	$ 141,581
Adjustments:					
Goodwill	(56,968)	(56,968)	(35,842)	(35,842)	(35,842)
Other intangible assets	(24,526)	(25,733)	(873)	(932)	(991)
Tangible common equity (Non-GAAP)	$ 186,749	$ 183,095	$ 104,636	$ 105,678	$ 104,748
Common shares outstanding	37,348,151	37,340,700	16,235,871	16,228,440	16,221,692
Book value per common share	**$ 7.18**	**$ 7.12**	**$ 8.71**	**$ 8.78**	**$ 8.73**
Tangible book value per common share (Non-GAAP)	**$ 5.00**	**$ 4.90**	**$ 6.44**	**$ 6.51**	**$ 6.46**
Tangible Assets					
Total assets	$ 2,784,264	$ 2,669,325	$1,255,695	$1,308,472	$1,213,958
Adjustments:					
Goodwill	(56,968)	(56,968)	(35,842)	(35,842)	(35,842)
Other intangible assets	(24,526)	(25,733)	(873)	(932)	(991)
Tangible assets (Non-GAAP)	$2,702,770	$ 2,586,624	$ 1,218,980	$ 1,271,698	$ 1,177,125
Tangible common equity to tangible assets (Non-GAAP)	**6.91%**	**7.08%**	**8.58%**	**8.31%**	**8.90%**

NON-GAAP RECONCILIATION



Adjusted Earnings Per Share

(Dollars in thousands, except per share data)	For the Three Months Ended				
	3/31/2024	12/31/2023	9/30/2023	6/30/2023	3/31/2023
GAAP-Based Earnings (Loss) Per Share, Basic	$ 0.15	$ (0.56)	$ 0.08	$ 0.08	$ (0.10)
GAAP-Based Earnings (Loss) Per Share, Diluted	$ 0.15	$ (0.56)	$ 0.08	$ 0.08	$ (0.10)
Net Income (Loss)	$ 5,726	$ (12,997)	$ 1,240	$ 1,347	$ (1,553)
Net losses on sale of securities	-	-	-	-	2,370
Tax effect at 21%	-	-	-	-	(498)
Merger & system conversion related expenses	56	9,496	777	315	587
Tax effect at 21%	(12)	(1,994)	(163)	(66)	(123)
Non-purchase credit deteriorated provision for credit	-	9,694	-	-	-
Tax effect at 21%	-	(2,036)	-	-	-
Adjusted Net Income (Non-GAAP)	$ 5,770	$ 2,163	$ 1,854	$ 1,596	$ 783
Adjusted Earnings per Share, Basic (Non-GAAP)	**$0.16**	**$0.09**	**$0.11**	**$0.10**	**$0.05**
Adjusted Earnings per Share, Diluted (Non-GAAP)	**$0.16**	**$0.09**	**$0.11**	**$0.10**	**$0.05**

NON-GAAP RECONCILIATION



Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)

	For the Three Months Ended				
(Dollars in thousands, except per share data)	**3/31/2024**	**12/31/2023**	**9/30/2023**	**6/30/2023**	**3/31/2023**
Net Income (Loss) - GAAP	$ 5,726	$ (12,997)	$ 1,240	$ 1,347	$ (1,553)
Net losses on sale of securities	-	-	-	-	2,370
Tax effect at 21%	-	-	-	-	(498)
Merger & system conversion related expenses	56	9,496	777	315	587
Tax effect at 21%	(12)	(1,994)	(163)	(66)	(123)
Adjusted Net Income (Loss) (Non-GAAP)	5,770	(5,495)	1,854	1,596	783
Income tax expense (benefit)	1,597	(3,641)	347	305	(376)
Provision for (credit to) credit losses	40	9,844	(349)	(493)	293
Tax effect included in Adjusted Net Income	12	1,994	163	66	621
Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)	$ 7,419	$ 2,702	$ 2,015	$ 1,474	$ 1,321

NON-GAAP RECONCILIATION



Adjusted Efficiency Ratio

(Dollars in thousands)	For the Three Months Ended				
	3/31/2024	12/31/2023	9/30/2023	6/30/2023	3/31/2023
GAAP-based efficiency ratio	**72.33%**	**143.86%**	**86.59%**	**87.09%**	**126.82%**
Net interest income	$ 24,884	$ 14,316	$ 8,352	$ 8,089	$ 7,954
Noninterest income	1,729	1,175	880	886	(1,853)
Less: net losses on sales of securities	-	-	-	-	(2,370)
Adjusted revenue (Non-GAAP)	26,613	15,491	9,232	8,975	8,471
Total noninterest expense	19,250	22,285	7,994	7,816	7,737
Less: Merger & system conversion related exp	56	9,496	777	315	587
Adjusted non-interest expense	19,194	12,789	7,217	7,501	7,150
Efficiency ratio, as adjusted (Non-GAAP)	**72.12%**	**82.56%**	**78.17%**	**83.58%**	**84.41%**

NON-GAAP RECONCILIATION



Adjusted noninterest expense (Non-GAAP)

(Dollars in thousands, except per share data)	For the Three Months Ended				
	3/31/2023	**6/30/2023**	**9/30/2023**	**12/31/2023**	**3/31/2024**
Noninterest expense - GAAP	$ 7,737	$ 7,816	$ 7,994	$ 22,285	$ 19,250
Merger & system conversion related expenses	587	315	777	9,496	56
Tax effect at 21%	(123)	(66)	(163)	(1,994)	(12)
Adjusted noninterest expense (Non-GAAP)	**$ 7,273**	**$ 7,567**	**$ 7,380**	**$ 14,783**	**$ 19,206**